July 16, 2010

By EDGAR and by Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4561

Attn:                    Daniel Morris
Special Counsel
Mail Stop 3030

Re:                               TESSCO Technologies Incorporated
Form 10-K for the fiscal year ended March 29, 2009
  Filed May 27, 2009
Form 10-K for the fiscal year ended March 28, 1020
  Filed May 27, 2010
File No. 1-33938

Dear Mr. Morris:

This letter responds to the comment letter dated June 11, 2010, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding the Annual Report on Form 10-K for the fiscal year ended March 29, 2009 and the Annual Report on Form 10-K for the fiscal year ended March 28, 2010, filed by TESSCO Technologies Incorporated (the “Company”), with the Commission on May 27, 2009 and May 27, 2010, respectively (together, the “Filing”).  For your convenience, each Staff comment has been reproduced and appears in italics below, and is followed by the Company’s response.

Form 10-K for fiscal year ended March 29, 2009

Item 1.  Business, page 3

1.                                      Comment:  We note your response to our prior comment letter dated April 29, 2010.  However, we cannot concur with your response.  Please confirm that you will file the agreements required in our prior comment.

RESPONSE:

We respectfully disagree with the Staff’s position on this matter and request an in-person meeting with representatives of the Staff to discuss this matter and to better understand the Staff’s position, in an effort to resolve this comment and Comment No. 2 below.

Form 10-K for fiscal year ended March 28, 2010

Item 1.  Business, page 3

2.                                      Comment:  We note your disclosure on page 6 that your relationship with AT&T Mobility accounted for approximately 30% of your revenue during fiscal year 2010.  Please tell us why you have not filed the agreement with AT&T Mobility.

RESPONSE:

We have not filed the referenced agreement for the reasons set forth in our response to the Staff’s similar series of comments to our Annual Report on Form 10-K for fiscal year 2009, which also related to our relationship and agreement with, and revenues from, AT&T Mobility.  As noted in our response to Comment No. 1 above, we respectfully disagree with the Staff’s position on this matter and request an in-person meeting with representatives of the Staff to discuss this matter and to better understand the Staff’s position, in an effort to resolve this comment and Comment No. 1 above.

*              *              *

In addition, the Registrant hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure the Filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (410) 229-1380.  You may also contact our counsel, Douglas M. Fox of Ballard Spahr LLP, at (410) 528-5505.

Sincerely,

/s/ David M. Young
David M. Young
Senior Vice President and Chief Financial Officer

cc:           Douglas M. Fox, Esquire